                                                  ------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number           3235-0145
                                                  Expires:     December 31, 2005
                                                  Estimated average burden
                                                  hours per response ..... 11
                                                  ------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           Allis-Chalmers Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.15 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   019645 407
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Charles I. Weissman, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              405 Lexington Avenue
                            New York, New York 10174
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 2, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  019645407                                          Page 3 of 16 pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     RER Corp.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Michigan
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         2,616,666
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           None
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           2,616,666
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    None
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,616,666
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     12.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

CUSIP No.  019645407                                          Page 4 of 16 pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Robert E. Nederlander
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         2,725,976
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           None
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           2,725,976
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    None
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,725,976
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     13.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

CUSIP No.  019645407                                          Page 5 of 16 pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Leonard Toboroff
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         2,975,975
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           None
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           2,975,975
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    None
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,975,975
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     13.9%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

CUSIP No.  019645407                                          Page 6 of 16 pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Donald Engel
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         1,067,469
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           415,142
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,067,469
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    415,142
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,482,611
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     7.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

CUSIP No.  019645407                                          Page 7 of 16 pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Christopher Engel
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         887,057
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           415,142
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           887,057
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    415,142
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,302,199
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     6.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

CUSIP No.  019645407                                          Page 8 of 16 pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Engel Investors Defined Benefit Plan
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     New York
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         415,142
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           None
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           415,142
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    None
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     415,142
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     2.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     EP
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                           ALLIS-CHALMERS CORPORATION

            Certain of the shares covered by this Schedule 13D Statement (this "Schedule 13D") were previously reported in a "group" Schedule 13D Statement originally filed on September 16, 1992 by Robert E. Nederlander and Leonard Toboroff, among others, as amended and supplemented by Amendment No. 1 to the Statement on Schedule 13D relating to the event date of May 9, 2001 and Amendment No. 2 to the Statement of Schedule 13D relating to the event date of December 19, 2001 (which Amendment No. 2 had terminated the "group") (collectively, the "Original Schedule 13D").

ITEM 1.  SECURITY AND ISSUER

             Security:     Common Stock of Allis-Chalmers Corporation
                           ("Common Stock")

             Issuer: Allis-Chalmers Corporation (the "Issuer") 7660 Woodway, Suite 200
                           Houston, TX 77063

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D is hereby filed by RER Corp., Robert E. Nederlander, Leonard Toboroff, Donald Engel, Christopher Engel and Engel Investors Defined Benefit Plan (collectively, the "Reporting Persons").

         (b) The principal address and/or office of Leonard Toboroff is 39 North Moore Street, Apt. 6B, New York, NY 10013. The principal address of RER Corp. and Robert E. Nederlander is c/o Nederlander Company L.L.C., 1450 Broadway, 20th Floor, New York, NY 10018. The principal address of Donald Engel and Engel Investors Defined Benefit Plan is 570 Park Avenue, New York, NY 10021. The principal address of Christopher Engel is 1075 Park Avenue, New York, NY 10128.

         (c) Mr. Nederlander has been President and/or a Director since November 1981 of the Nederlander Organization, Inc., owner and operator of one of the world's largest chains of live theaters, and is also Co-Managing Partner of Nederlander Company L.L.C., owner and/or operator of theaters outside New York City. Mr. Nederlander became Chairman of the Board of the Issuer in May 1989; from 1993 through October 1996 he was Vice Chairman, and thereafter he remained solely a director.

         Mr. Toboroff has been a director and Vice-Chairman of the Board since May 1989 and served as an Executive Vice President of the Issuer from May 1989 until February 2002. Mr. Toboroff has been a practicing attorney continuously since 1961.

         RER Corp. is a Michigan corporation controlled by Mr. Nederlander.

         Donald Engel and Christopher Engel are private investors.

         Engel Investors Defined Benefit Plan is a pension benefit trust, whose trustees are Donald Engel and Christopher Engel.

         (d) and (e) During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of Mr. Nederlander, Mr. Toboroff, Donald Engel and Christopher Engel is a United States citizen. RER Corp. is a Michigan corporation. Engel Investors Defined Benefit Plan is a pension benefit trust, organized under the laws of the state of New York.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         The shares of Common Stock owned by RER Corp., Robert E. Nederlander and Leonard Toboroff on or prior to December 19, 2001 are described in the Original Schedule 13D.

         On April 2, 2004, the following transactions occurred. Each of RER Corp. and Leonard Toboroff acquired 1,033,333 shares of Common Stock and warrants to purchase 1,333,333 shares of Common Stock in exchange for an investment of $666,666.50. Donald Engel acquired 464,768 shares of Common Stock and warrants to purchase 599,701 shares of Common Stock in exchange for an investment of $299,850.25. Christopher Engel acquired 387,307 shares of Common Stock and warrants to purchase 499,750 shares of Common Stock in exchange for an investment of $249,875.50. Engel Investors Defined Benefit Plan acquired 181,259 shares of Common Stock and warrants to purchase 233,883 shares of Common Stock in exchange for an investment of $116,941.25. See also Item 4 below. The source of consideration is personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

         On April 2, 2004, in exchange for an investment of $2 million, the Issuer issued 3,100,000 shares of Common Stock and warrants to purchase 4,000,000 shares of Common Stock at the exercise price of $0.50 per share, expiring on April 1, 2006 to an investor group consisting of the Reporting Persons (collectively, the "Investors Group") pursuant to the terms of the Stock and Warrant Purchase Agreement (the "Purchase Agreement"). The shares and warrants issued under the Purchase Agreement included: (a) 1,033,333 shares of Common Stock and a warrant to purchase 1,333,333 shares of Common Stock (the "RER Warrant") acquired by RER Corp., (b) 1,033,333 shares of Common Stock and a warrant to purchase 1,333,333 shares of Common Stock (the "Toboroff Warrant") acquired by Leonard Toboroff, (c) 464,768 shares of Common Stock and a warrant to purchase 599,701 shares of Common Stock (the "Donald Engel Warrant") acquired by Donald Engel, (d) 387,307 shares of Common Stock and a warrant to purchase 499,750 shares of Common Stock (the "Christopher Engel Warrant") acquired by Christopher Engel and (e) 181,259 shares of Common Stock and a warrant to purchase 233,883 shares of Common Stock (the "EIDBP Warrant") acquired by Engel Investors Defined Benefit Plan. In addition, the holder of all outstanding shares of the Company's Series A 10% Cumulative Convertible Preferred Stock converted all shares of Series A 10% Cumulative Convertible Preferred Stock, including accrued dividend rights, into 8,590,449 shares of Common Stock.

         In connection with the foregoing transactions the Investors Group, Energy Spectrum Partners LP ("Energy Spectrum"), Munawar H. Hidayatallah, Saeed
M. Sheikh and Jens H. Mortensen (Messrs. Hidayatallah, Sheikh, and Mortensen are collectively referred to as the "Directors Group") entered into a stockholders agreement dated April 2, 2004 (the "Stockholders Agreement") pursuant to which the parties have agreed to vote for the election to the board of directors of the Issuer three persons nominated by Energy Spectrum, two persons nominated by the Investors Group and one person nominated by the Directors Group. In addition, the parties and the Issuer agreed that in the event the Issuer has not completed a public offering of its shares prior to September 30, 2005, then, at the request of Energy Spectrum, the Issuer will retain an investment banking firm to identify candidates for a transaction involving the sale of the Issuer or its assets. Moreover, Energy Spectrum, the Investors Group and the Directors Group entered into a registration rights agreement with Issuer and other parties named therein dated April 2, 2004 (the "Registration Rights Agreement"), pursuant to which the parties were granted certain registration rights with respect to the Common Stock owned or to be owned by such parties.

         On April 2, 2004 the Issuer issued to each of Messrs. Toboroff and Nederlander A) 10,000 shares of Common Stock and B) an option to purchase additional 10,000 shares of Common Stock (the "Toboroff Option" and the "Nederlander Option," respectively), exercisable for $0.55 per share with a term of five years, pursuant to the Issuer's 2003 Stock Incentive Plan. The shares and options were issued to Messrs. Toboroff and Nederlander in lieu of fees for their services as directors in 2002 and 2003.

         Each of the Reporting Persons acquired shares of Common Stock as an investment. Each of the Reporting Persons may seek to acquire or dispose of shares of Common Stock through open market or privately negotiated transactions from time to time in its or his discretion. Any such purchases will depend upon the market prices for the shares of Common Stock, the number of shares which may become available for purchase at prices which each of the Reporting Persons regard as attractive and various other factors which each of the Reporting Persons may determine to be relevant.

         Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) The number of shares of Common Stock beneficially owned by Mr. Nederlander includes: (i) 250,000 shares of Common Stock held by RER Corp. pursuant to the Merger Agreement dated May 9, 2001, which is incorporated by reference to Exhibit 7.1 to the Schedule 13D filed by Mr. Nederlander on December 19, 2001, (ii) 89,310 shares of Common Stock held by Q.E.N. Inc., a corporation controlled by Mr. Nederlander, (iii) 1,033,333 shares of Common Stock acquired by RER Corp. as the result of the transactions set forth in Item 4, (iv) 1,333,333 shares of Common Stock issuable upon exercise of the RER Warrant, (v) 10,000 shares of Common Stock issued pursuant to the Issuer's 2003 Stock Incentive Plan, as set forth in Item 4, (vi) 10,000 shares of Common Stock issuable upon exercise of the Nederlander Option, and (vii) 35,073,657 shares of Common Stock which Mr. Nederlander may be deemed to beneficially own pursuant to Rule 13d-3 of the Securities and Exchange Commission as a result of RER Corp. being a party to the Stockholders Agreement. Mr. Nederlander disclaims beneficial ownership of the Common Stock deemed to be beneficially owned by Mr. Nederlander as a result of R.E.R. Corp. being a party to the Stockholders Agreement. Accordingly, based upon the foregoing, Mr. Nederlander may be deemed to be the beneficial owner of only 2,725,976 shares of Common Stock, or 13.0% of the outstanding shares of Common Stock as of the date hereof.

         The number of shares of Common Stock beneficially owned by Mr. Toboroff includes: (i) 500,000 shares of Common Stock issuable upon exercise the option that was granted on May 31, 2001 and is currently exercisable, (ii) 64,303 shares held by Leonard Toboroff P.C. Profit Sharing Trust 002, (iii) 25,006 shares held by Lenny Corp., a corporation controlled by Mr. Toboroff, (iv) 1,333,333 shares of Common Stock issuable upon exercise of the Toboroff Warrant,
(v) 1,033,333 shares of Common Stock acquired as the result of the transactions set forth in Item 4, (vi) 10,000 shares of Common Stock issued pursuant to the Issuer's 2003 Stock Incentive Plan, as set forth in Item 4, (vii) 10,000 shares of Common Stock issuable upon exercise of the Toboroff Option, and (viii) 34,823,658 shares of Common Stock which Mr. Toboroff may be deemed to beneficially own pursuant to Rule 13d-3 of the Securities and Exchange Commission as a result of being a party to the Stockholders Agreement. Mr. Toboroff disclaims beneficial ownership of the Common Stock deemed to be beneficially owned by Mr. Toboroff as a result of being a party to the Stockholders Agreement. Accordingly, based upon the foregoing, Mr. Toboroff may be deemed to be the beneficial owner of only 2,975,975 shares of Common Stock, or 13.9% of the outstanding shares of Common Stock as of the date hereof.

         The number of shares of Common Stock beneficially owned by Donald Engel includes: (i) 3,000 shares of Common Stock previously acquired by Donald Engel,
(ii) 599,701 shares of Common Stock issuable upon exercise of the Donald Engel Warrant, (iii) 464,768 shares of Common Stock acquired as the result of the transactions set forth in Item 4, (iv) 233,883 shares of Common Stock issuable upon exercise of the EIDBP Warrant, (v) 181,259 shares of Common Stock acquired by Engel Investors Defined Benefit Plan as the result of the transactions set forth in Item 4, and (vi) 36,317,022 shares of Common Stock which Donald Engel may be deemed to beneficially own pursuant to Rule 13d-3 of the Securities and Exchange Commission as a result of being a party to the Stockholders Agreement. Donald Engel disclaims beneficial ownership of the Common Stock deemed to be beneficially owned by Donald Engel as a result of being a party to the Stockholders Agreement. Accordingly, based upon the foregoing, Donald Engel may be deemed to be the beneficial owner of only 1,482,611 shares of Common Stock, or 7.2% of the outstanding shares of Common Stock as of the date hereof.

         The number of shares of Common Stock beneficially owned by Christopher Engel includes: (i) 499,750 shares of Common Stock issuable upon exercise of the Christopher Engel Warrant, (ii) 387,307 shares of Common Stock acquired as the result of the transactions set forth in Item 4, (iii) 233,883 shares of Common Stock issuable upon exercise of the EIDBP Warrant, (iv) 181,259 shares of Common Stock acquired by Engel Investors Defined Benefit Plan as the result of the transactions set forth in Item 4 and (v) 36,497,434 shares of Common Stock which Christopher Engel may be deemed to beneficially own pursuant to Rule 13d-3 of the Securities and Exchange Commission as a result of being a party to the Stockholders Agreement. Christopher Engel disclaims beneficial ownership of the Common Stock deemed to be beneficially owned by Christopher Engel as a result of being a party to the Stockholders Agreement. Accordingly, based upon the foregoing, Christopher Engel may be deemed to be the beneficial owner of only 1,302,199 shares of Common Stock, or 6.4% of the outstanding shares of Common Stock as of the date hereof.

         The number of shares of Common Stock beneficially owned by Engel Investors Defined Benefit Plan includes: (i) 233,883 shares of Common Stock issuable upon exercise of the EIDBP Warrant, (ii) the 181,259 shares of Common Stock acquired as the result of the transactions set forth in Item 4, and (iii) 37,384,491 shares of Common Stock which Engel Investors Defined Benefit Plan may be deemed to beneficially own pursuant to Rule 13d-3 of the Securities and Exchange Commission as a result of being a party to the Stockholders Agreement. Engel Investors Defined Benefit Plan disclaims beneficial ownership of the Common Stock deemed to be beneficially owned by Engel Investors Defined Benefit Plan as a result of being a party to the Stockholders Agreement. Accordingly, based upon the foregoing, Engel Investors Defined Benefit Plan may be deemed to be the beneficial owner of only 415,142 shares of Common Stock, or 2.1% of the outstanding shares of Common Stock as of the date hereof.

         The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The ownership of the Reporting Persons is based on 19,633,340 outstanding shares of Common Stock of the Issuer as of the April 2, 2004, according to information provided by the Issuer.

         (c) None, except as set forth in Item 4.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         To the best knowledge of each Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer, except for the following:

         RER Corp., Mr. Toboroff, Donald Engel, Christopher Engel and Engel Investors Defined Benefit Plan are parties to the Stockholders Agreement, the Registration Rights Agreement and the Purchase Agreement described in Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 7.1: Stockholders Agreement dated April 2, 2004, by and among the Issuer, Mr. Toboroff, RER Corp., Donald Engel, Christopher Engel, Engel Investors Defined Benefit Plan and the other persons signatory thereto.

         Exhibit 7.2: Registration Rights Agreement dated April 2, 2004, by and among the Issuer, Mr. Toboroff, RER Corp., Donald Engel, Christopher Engel, Engel Investors Defined Benefit Plan and the other persons signatory thereto.

         Exhibit 7.3: Stock and Warrant Purchase Agreement dated April 2, 2004, by and among the Issuer, Mr. Toboroff, RER Corp., Donald Engel, Christopher Engel and Engel Investors Defined Benefit Plan.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          RER CORP.

                                          By: /s/ Robert E. Nederlander
                                              ----------------------------------
                                              Robert E. Nederlander
                                              President

                                              /s/ Robert E. Nederlander
                                              ----------------------------------
                                              Robert E. Nederlander

                                              /s/ Leonard Toboroff
                                              ----------------------------------
                                              Leonard Toboroff

                                              /s/ Donald Engel
                                              ----------------------------------
                                              Donald Engel

                                              /s/ Christopher Engel
                                              ----------------------------------
                                              Christopher Engel

                                          ENGEL INVESTORS DEFINED BENEFIT PLAN

                                          By: /s/ Donald Engel
                                              ----------------------------------
                                              Donald Engel
                                              Trustee

Dated: April 12, 2004

                            AGREEMENT OF JOINT FILING

         In accordance with Rule 13d-1(k) under the Act, the undersigned hereby agree to the joint filing with the other persons signatory below of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock, and that this Agreement be included as an attachment to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 12th day of April, 2004.

                                          RER CORP.

                                          By: /s/  Robert E. Nederlander
                                              ----------------------------------
                                              Robert E. Nederlander
                                              President

                                              /s/ Robert E. Nederlander
                                              ----------------------------------
                                              Robert E. Nederlander

                                              /s/ Leonard Toboroff
                                              ----------------------------------
                                              Leonard Toboroff

                                              /s/ Donald Engel
                                              ----------------------------------
                                              Donald Engel

                                              /s/ Christopher Engel
                                              ----------------------------------
                                              Christopher Engel

                                          ENGEL INVESTORS DEFINED BENEFIT PLAN

                                          By: /s/ Donald Engel
                                              ----------------------------------
                                              Donald Engel
                                              Trustee